Exhibit 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Jarex Solutions Corp. on Amendment No. 1 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated February 20, 2015 on the balance sheet of Jarex Solutions Corp as of December 31, 2014 and the related statements of operations, changes in shareholder’s equity and cash flows for the period from October 28, 2014 (Inception) to December 31, 2014 which appears in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Cutler & Co. LLC
Wheat Ridge Colorado
March 24, 2015

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033   ~   Phone 303-968-3281   ~   Fax 303-456-7488   www.cutlercpas.com